                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005
Commission File Number: 001-13928

                              ROYAL BANK OF CANADA

             (Exact name of registrant as specified in its charter)

          200 BAY STREET                           1 PLACE VILLE MARIE
         ROYAL BANK PLAZA                            MONTREAL, QUEBEC
         TORONTO, ONTARIO                             CANADA H3C 3A9
          CANADA M5J 2J5                        ATTENTION: VICE-PRESIDENT
     ATTENTION: VICE-PRESIDENT                    & CORPORATE SECRETARY
       & CORPORATE SECRETARY

              (Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F |_|                  Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes |_|                         No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): |_|

                           INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibit hereto are incorporated by reference as exhibits to Royal Bank of Canada's Registration Statement on Form F-9 which was originally filed with the Securities and Exchange Commission on October 2, 2003
(File No. 333-109392), as amended on October 14, 2003.

                                    EXHIBITS

EXHIBIT                     DESCRIPTION OF EXHIBIT
-------                     ----------------------
 99.1           Terms Agreement, dated July 26, 2005, between Royal Bank
                of Canada and RBC Dain Rauscher Inc.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ROYAL BANK OF CANADA

                             By:  /s/ Jim Archer-Shee
                                 -----------------------------------------------
                             Name:  Jim Archer-Shee
                             Title: Executive Vice-President, Corporate Treasury
                                    and Treasurer

                             Date:   July 26, 2005